3-1-02

1023977

1-14522

UNITED STATES
SECURITES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

**Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934**

For the month of March 2002

Open Joint Stock Company "Vimpel-Communications"
(Translation of registrant's name into English)

10 Ulitsa 8-Marta, bldg. 14, Moscow, Russian Federation 125083
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
"VIMPEL-COMMUNICATIONS"
(Registrant)

Date: March 11, 2002

By: ____________________
Name: Jo Lunder
Title: Chief Executive Officer and General Director

NEW YORK #265723

Attached is a copy of an English translation of a list of affiliates of Open Joint Stock Company "VimpelCom-Region" (the "***Company***") which was published on January 30, 2002 in Issue No. 8 (421) of the Russian Federation Federal Commission on Securities Market's bulletin (Vestnik). Russian securities regulations require the Company to publish such lists. A copy of the original Russian version is also attached.

OPEN JOINT STOCK COMPANY "VIMPELCOM-REGION"

List of Affiliates

Date: December 31, 2001

Affiliate	Number of Company shares held	Interest in the Company's Charter Capital
Name: Worsfold Maurice Henry Place of residence: Moscow Basis: member of the Board of Directors (Supervisory Board) of the Company Date on which the person became an affiliate: November 6, 2001	-	-
Name: Alexander Ivanovich Kazakov Place of residence: Moscow Basis: member of the Board of Directors (Supervisory Board) of the Company Date on which the person became an affiliate: November 6, 2001	-	-
Name: Jerry Christopher Calmes Place of residence: Moscow Basis: member of the Board of Directors (Supervisory Board) of the Company Date on which the person became an affiliate: November 6, 2001	-	-
Name: Pavel Valentinovich Kulikov Place of residence: Moscow Basis: member of the Board of Directors (Supervisory Board) of the Company Date on which the person became an affiliate: November 6, 2001	-	-
Name: Jo Olav Lunder Place of residence: Moscow Basis: member of the Board of Directors (Supervisory Board) of the Company Date on which the person became an affiliate: November 6, 2001	-	-
Name: Joran Olsson Place of residence: Moscow Basis: member of the Board of Directors (Supervisory Board) of the Company Date on which the person became an affiliate: November 6, 2001	-	-
Name: Yakov Matveevich Palant Place of residence: Moscow Basis: member of the Board of Directors (Supervisory Board) of the Company Date on which the person became an affiliate: November 6, 2001	-	-
Name: Aleksey Mikhailovich Reznikovich Place of residence: Moscow Basis: member of the Board of Directors	-	-

(Supervisory Board) of the Company Date on which the person became an affiliate: November 6, 2001		
Name: Gleb Gennadievich Fetisov Place of residence: Moscow Basis: member of the Board of Directors (Supervisory Board) of the Company Date on which the person became an affiliate: November 6, 2001	-	-
Name: Aleksey Mikhailovich Mischenko Place of residence: Moscow Basis: the person is acting as the sole executive body of the joint stock company Date on which the person became an affiliate: May 30, 2001	-	-
Name: ECO TELECOM LIMITED Place of location: Suit 2, 4 Irish Place, Gibraltar Mailing address: Suit 2, 4 Irish Place, Gibraltar Basis: control over more than 20 per cent of the Company's voting stock Date on which the person became an affiliate: November 5, 2001	Common: 1 Preferred, Type A: 1,323	25.02%
Name: Open Joint Stock Company "Vimpel-Communications" Place of location: 10, bldg. 14, 8 Marta street, Moscow, 125083 Mailing address: 10, bldg. 14, 8 Marta street, Moscow, 125083 Basis: control over more than 20% of the Company's voting stock Date on which the person became an affiliate: August 3, 1999 Basis: member of the same group as AO "VimpelCom-R" Reason for such person being member of the same group: the person has control over more than 50 per cent of votes granted by the shares of the charter capital of the Company Date on which the person became an affiliate: August 3, 1999	Common: 3,968 Preferred, Type A: -	74.98%
Name: Closed Joint Stock Company "Sotovaya Kompania" Place of location: 12 Dobrolyubova street, Novosibirsk, 630009 Mailing address: 12 Dobrolyubova street, Novosibirsk, 630009 Basis: the joint stock company has control over more than 20 per cent of the votes granted by the shares of the charter capital of the person Date on which the person became an affiliate: April 19, 2001 Basis: member of the same group as AO "VIMPELCOM-R" Reason for such person being member of the same group: direct control over more than 50 per cent of	-	-

votes granted by the shares of the charter capital of the person Date on which the person became an affiliate: April 19, 2001		
Name: Closed Joint Stock Company "Cellular Communications Center – Tver" Place of location: 29 Novotorzhskaya street, Tver, 170000 Mailing address: 29 Novotorzhskaya street, Tver, 170000 Basis: AO VIMPELCOM-R has control over more than 20 per cent of the votes granted by the shares of the charter capital of the person Date on which the person became an affiliate: April 6, 2001 Basis: member of the same group as AO "VimpelCom-R" Reason for such person being member of the same group: direct control over more than 50 per cent of votes granted by the shares of the charter capital of the person Date on which the person became an affiliate: April 6, 2001	-	-
Name: Closed Joint Stock Company "Cellular Communications Center – Lipetsk" Place of location: 10/2 Tereshkovoi street, Lipetsk, 398045 Mailing address: 10/2 Tereshkovoi street, Lipetsk, 398045 Basis: AO VIMPELCOM-R has control over more than 20 per cent of the votes granted by the shares of the charter capital of the person Date on which the person became an affiliate: February 14, 2001 Basis: member of the same group as AO "VimpelCom-R" Reason for such person being member of the same group: direct control over more than 50 per cent of votes granted by the shares of the charter capital of the person Date on which the person became an affiliate: February 14, 2001	-	-
Name: Closed Joint Stock Company "Cellular Communications Center – Kaluga" Place of location: 3 K. Marx street, Meschevsk, Kaluga Region, 249240 Mailing address: 3 K. Marx street, Meschevsk, Kaluga Region, 249240 Basis: AO "VIMPELCOM-R" has control over more than 20 per cent of the votes granted by the shares of the charter capital of the person Date on which the person became an affiliate: March 5, 2001 Basis: member of the same group as AO "VimpelCom-R"	-	-

Reason for such person being member of the same group: direct control over more than 50 per cent of votes granted by the shares of the charter capital of the person Date on which the person became an affiliate: March 5, 2001		
Name: Closed Joint Stock Company "Cellular Communications Center – Nizhny Novgorod" Place of location: 25в Prospekt Gagarina, Nizhny Novgorod, 603057 Mailing address: 25в Prospekt Gagarina, Nizhny Novgorod, 603057 Basis: AO "VIMPELCOM-R" has control over more than 20 per cent of the votes granted by the shares of the charter capital of the person Date on which the person became an affiliate: April 25, 2001 Basis: member of the same group as AO "VimpelCom-R" Reason for such person being member of the same group: direct control over more than 50 per cent of votes granted by the shares of the charter capital of the person Date on which the person became an affiliate: April 25, 2001	-	-
Name: Closed Joint Stock Company "Cellular Communications Center – Ryazan" Place of location: 46 Pavlov street, Ryazan, 390000 Mailing address: 46 Pavlov street, Ryazan, 390000 Basis: AO "VIMPELCOM-R" has control over more than 20 per cent of the votes granted by the shares of the charter capital of the person Date on which the person became an affiliate: March 16, 2001 Basis: member of the same group as AO "VimpelCom-R" Reason for such person being member of the same group: direct control over more than 50 per cent of votes granted by the shares of the charter capital of the person Date on which the person became an affiliate: March 16, 2001	-	-
Name: Closed Joint Stock Company "Cellular Communications Center – Smolensk" Place of location: 3 Dokhturov street, Smolensk, 214000 Mailing address: 3 Dokhturov street, Smolensk, 214000 Basis: AO "VIMPELCOM-R" has control over more than 20 per cent of the votes granted by the shares of the charter capital of the person Date on which the person became an affiliate: February 19, 2001 Basis: member of the same group as AO "VimpelCom-R"	-	-

Reason for such person being member of the same group: direct control over more than 50 per cent of votes granted by the shares of the charter capital of the person Date on which the person became an affiliate: February 19, 2001		
Name: Closed Joint Stock Company "Cellular Communications Center – Tula" Place of location: 22 Prospekt Lenina, Tula, 300000 Mailing address: 22 Prospekt Lenina, Tula, 300000 Basis: AO "VIMPELCOM-R" has control over more than 20 per cent of the votes granted by the shares of the charter capital of the person Date on which the person became an affiliate: December 28, 2001 Basis: member of the same group as AO "VimpelCom-R" Reason for such person being member of the same group: direct control over more than 50 per cent of votes granted by the shares of the charter capital of the person Date on which the person became an affiliate: December 28, 2001	-	-

General Director
OAO "KB Impuls"

S.M. Avdeev

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ВЫМПЕЛКОМ-РЕГИОН»

Список аффилированных лиц по состоянию на 31.12.2001 г.

Аффилированное лицо	Количество принадлежащих лицу акций Общества	Доля лица в уставном капитале Общества
ФИО: Ворсфолд Морис Хенри Место жительства: Москва Основание: лицо является членом Совета директоров (Наблюдательного совета) акционерного общества Дата наступления основания: 6.11.2001	–	–
ФИО: Казаков Александр Иванович Место жительства: Москва Основание: лицо является членом Совета директоров (Наблюдательного совета) акционерного общества Дата наступления основания: 6.11.2001	–	–
ФИО: Калмес Джери Кристофер Место жительства: Москва Основание: лицо является членом Совета директоров (Наблюдательного совета) акционерного общества Дата наступления основания: 6.11.2001	–	–
ФИО: Куликов Павел Валентинович Место жительства: Москва Основание: лицо является членом Совета директоров (Наблюдательного совета) акционерного общества Дата наступления основания: 6.11.2001	–	–
ФИО: Лундер Йо Олав Место жительства: Москва Основание: лицо является членом Совета директоров (Наблюдательного совета) акционерного общества Дата наступления основания: 6.11.2001	–	–
ФИО: Олссон Йоран Место жительства: Москва Основание: лицо является членом Совета директоров (Наблюдательного совета) акционерного общества Дата наступления основания: 6.11.2001	–	–
ФИО: Палант Яков Матвеевич Место жительства: Москва Основание: лицо является членом Совета директоров (Наблюдательного совета) акционерного общества Дата наступления основания: 6.11.2001	–	–
ФИО: Резникович Алексей Михайлович Место жительства: Москва Основание: лицо является членом Совета директоров (Наблюдательного совета) акционерного общества Дата наступления основания: 6.11.2001	–	–
ФИО: Фетисов Глеб Геннадьевич Место жительства: Москва Основание: лицо является членом Совета директоров (Наблюдательного совета) акционерного общества Дата наступления основания: 6.11.2001	–	–
ФИО: Мищенко Алексей Михайлович Место жительства: Москва Основание: лицо осуществляет полномочия единоличного исполнительного органа акционерного общества Дата наступления основания: 30.05.2001	–	–
Наименование: ECO TELECOM LIMITED Место нахождения: Suit 2, Irish Place, Gibraltar Почтовый адрес: Suit 2, Irish Place, Gibraltar Основание: лицо имеет право распоряжаться более чем 20% голосующих акций Общества	Обыкн.: 1 Прив., Тип А: 1 323	25,02%

Аффилированное лицо	Количество принадлежащих лицу акций Общества	Доля лица в уставном капитале Общества
Наименование: Открытое акционерное общество «Вымпел-Коммуникации» Место нахождения: 125083 Москва, ул. Восьмого Марта, д. 10, стр. 14 Почтовый адрес: 125083 Москва, ул. Восьмого Марта, д. 10, стр. 14 Основание: лицо имеет право распоряжаться более чем 20% голосующих акций общества Дата наступления основания: 3.08.1999 Основание: лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество Причина, в силу которой данное лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество: лицо имеет право распоряжаться более 50% от общего количества голосов, приходящихся на акции, составляющие уставный капитал Общества Дата наступления основания: 3.08.1999	Обыкн.: 3 968 Прив., Тип А: –	74,98%
Наименование: Закрытое акционерное общество «Сотовая компания» Место нахождения: 630009 г. Новосибирск, ул. Добролюбова, д. 12 Почтовый адрес: 630009 г. Новосибирск, ул. Добролюбова, д. 12 Основание: акционерное общество имеет право распоряжаться более чем 20% общего количества голосов, приходящихся на акции (вклады, доли), составляющие уставный (складочный) капитал данного лица Дата наступления основания: 19.04.2001 Основание: лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество Причина, в силу которой данное лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество: прямое распоряжение более чем 50% от общего количества голосов, приходящихся на акции, составляющие уставный капитал лица Дата наступления основания: 19.04.2001	–	–
Наименование: Закрытое акционерное общество «Центр Мобильной Связи – Тверь» Место нахождения: 170000 г. Тверь, ул. Новоторжская, д. 29 Почтовый адрес: 170000 г. Тверь, ул. Новоторжская, д. 29 Основание: акционерное общество имеет право распоряжаться более чем 20% общего количества голосов, приходящихся на акции (вклады, доли), составляющие уставный (складочный) капитал данного лица Дата наступления основания: 6.04.2001 Основание: лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество Причина, в силу которой данное лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество: прямое распоряжение более чем 50% от общего количества голосов, приходящихся на акции, составляющие уставный капитал лица Дата наступления основания: 6.04.2001	–	–
Наименование: Закрытое акционерное общество «Центр Мобильной Связи – Липецк» Место нахождения: 398016 г. Липецк, ул. Терешковой, дом 10/2 Почтовый адрес: 398016 г. Липецк, ул. Терешковой, дом 10/2 Основание: акционерное общество имеет право распоряжаться более чем 20% общего количества голосов, приходящихся на акции (вклады, доли), составляющие уставный (складочный) капитал данного лица Дата наступления основания: 14.02.2001 Основание: лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество Причина, в силу которой данное лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество: прямое распоряжение более чем 50% от общего количества голосов, приходящихся на акции, составляющие уставный капитал лица Дата наступления основания: 14.02.2001	–	–

Аффилированное лицо	Количество принадлежащих лицу акций Общества	Доля лица в уставном капитале Общества
Наименование: Закрытое акционерное общество «Центр Мобильной Связи — Калуга» Место нахождения: 249240 Калужская область, г. Мещевск, ул. Карла Маркса, д. 3 Почтовый адрес: 249240 Калужская область, г. Мещевск, ул. Карла Маркса, д. 3 Основание: акционерное общество имеет право распоряжаться более чем 20% общего количества голосов, приходящихся на акции (вклады, доли), составляющие уставный (складочный) капитал данного лица Дата наступления основания: 5.03.2001 Основание: лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество Причина, в силу которой данное лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество: прямое распоряжение более чем 50% от общего количества голосов, приходящихся на акции, составляющие уставный капитал лица Дата наступления основания: 5.03.2001	—	—
Наименование: Закрытое акционерное общество «Центр Мобильной Связи — Нижний Новгород» Место нахождения: 603057 Нижегородская область, г. Нижний Новгород, пр-кт Гагарина, 25В Почтовый адрес: 603057 Нижегородская область, г. Нижний Новгород, пр-кт Гагарина, 25В Основание: акционерное общество имеет право распоряжаться более чем 20% общего количества голосов, приходящихся на акции (вклады, доли), составляющие уставный (складочный) капитал данного лица Дата наступления основания: 25.04.2001 Основание: лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество Причина, в силу которой данное лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество: прямое распоряжение более чем 50% от общего количества голосов, приходящихся на акции, составляющие уставный капитал лица Дата наступления основания: 25.04.2001	—	—
Наименование: Закрытое акционерное общество «Центр Мобильной Связи — Рязань» Место нахождения: 390000 г. Рязань, ул. Павлова, д. 46 Почтовый адрес: 390000 г. Рязань, ул. Павлова, д. 46 Основание: акционерное общество имеет право распоряжаться более чем 20% общего количества голосов, приходящихся на акции (вклады, доли), составляющие уставный (складочный) капитал данного лица Дата наступления основания: 16.03.2001 Основание: лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество Причина, в силу которой данное лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество: прямое распоряжение более чем 50% от общего количества голосов, приходящихся на акции, составляющие уставный капитал лица Дата наступления основания: 16.03.2001	—	—
Наименование: Закрытое акционерное общество «Центр Мобильной Связи — Смоленск» Место нахождения: 214000 Смоленская обл., г. Смоленск, ул. Дохтурова, д. 3 Почтовый адрес: 214000 Смоленская обл., г. Смоленск, ул. Дохтурова, д. 3 Основание: акционерное общество имеет право распоряжаться более чем 20% общего количества голосов, приходящихся на акции (вклады, доли), составляющие уставный (складочный) капитал данного лица Дата наступления основания: 19.02.2001 Основание: лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество Причина, в силу которой данное лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество: прямое распоряжение более чем 50% от общего количества голосов, приходящихся на акции, составляющие уставный капитал лица Дата наступления основания: 19.02.2001	—	—

Аффилированное лицо	Количество принадлежащих лицу акций Общества	Доля лица в уставном капитале Общества
Наименование: Открытое акционерное общество «Центр Мобильной Связи — Тула» Место нахождения: 300000 г. Тула, пр. Ленина, д. 22 Почтовый адрес: 300000 г. Тула, пр. Ленина, д. 22 Основание: акционерное общество имеет право распоряжаться более чем 20% общего количества голосов, приходящихся на акции (вклады, доли), составляющие уставный (складочный) капитал данного лица Дата наступления основания: 28.12.2001 Основание: лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество Причина, в силу которой данное лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество: прямое распоряжение более чем 50% от общего количества голосов, приходящихся на акции, составляющие уставный капитал лица Дата наступления основания: 28.12.2001	—	

Генеральный директор А. М. Мищенко